February 5, 2018

VIA EDGAR

Jay Williamson

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PREDEX - File Nos. 333-186987 and 811-22808

Dear Mr. Williamson:

On December 14, 2017, PREDEX (the "Fund" or the "Registrant") filed an amended registration statement under the Securities Act of 1933 on Form N-2 (the "Registration Statement") for the purpose of registering multiple classes of shares. On January 23, 2018, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. Please respond in writing to these comments in writing through EDGAR-filed correspondence. Additionally, please include relevant marked edits in the body of the correspondence and allow sufficient time for SEC staff review prior to the February 12, 2018 effective date of the Registration Statement.

Response. The Registrant acknowledges these requirements and believes it has complied.

Comment 2. When making edits to Registration Statement please carry-over relevant edits throughout the document.

Response. The Registrant represents that it believes that all relevant edits have been carried over throughout the document, which will be filed as a further amended registration statement pursuant to Rule 486(a) under the Securities Act of 1933.

4829-9042-7739.1

Prospectus:

Cover Page

Comment 3. Because the Fund states that it or the adviser may wave the initial investment minimum, please provide a summary of the incidence of and reasons for such waivers, if any.

Response. The Fund and the adviser have waived the investment minimum on certain types of brokerage-related accounts, commonly referred to as omnibus accounts, where the record owner of shares is the broker (on behalf of its clients). Additionally, the Fund waived the investment minimum for a purchase by one of the Fund’s Trustees and one officer. As to omnibus accounts, the notion of waiver is a little ambiguous, because the Fund has only an initial investment minimum and no subsequent investment minimum. Consequently, once an omnibus account reaches the investment minimum, further purchases would not be considered to have been made under a waiver.

Investment Strategy

Comment 4. Because the Fund recites that "[t]he Adviser selects Underlying Investment Vehicles based on the Adviser's assessment of each fund's ability to produce consistent current income while secondarily seeking long-term capital appreciation with moderate volatility," please include a description of the factors the adviser considers when determining that an investment will be a source of "consistent current income."

Response. The Registrant has amended (and marked) related disclosures as follows.

Investment Strategy. The Fund invests in Institutional Private Funds and Public Funds. The Adviser selects Underlying Investment Vehicles based on the Adviser's assessment of each fund's ability to produce consistent current income while secondarily seeking long-term capital appreciation with moderate volatility. The Adviser measures consistent current income by examining an Underlying Investment Vehicle’s history of its income returns that are reported on a quarterly basis.

Institutional Private Funds

The Adviser selects Institutional Private Funds that meet the following criteria:

o	Real Estate - at least 80% of the market value of its net assets must be invested in real estate and no more than 20% invested in cash or equivalents.
o	Investments - at least 80% of the market value of its real estate net assets must be invested in private equity real estate.
o	Domain - at least 95% of the market value of real estate net assets must be invested in US markets.
o	Property Types - at least 80% of the market value of its real estate net assets must be invested in office, industrial, apartment and retail property types.
o	Life Cycle - at least 75% of market value of real estate net assets must be invested in properties that are operating (i.e., currently have tenants and revenue).
o	Leverage - no more than 55% leverage. Leverage is borrowing money to make additional investments.

The Fund has carried over this addition to the list of selection criteria to relevant sections of the prospectus that follow the initial edit.

Comment 5. If the adviser assesses current trends in various real estate sectors, please consider revising disclosures accordingly. Furthermore, in light of expected weakness in the retail sector, please consider whether retail-specific risk disclosures should be added.

Response. While the adviser assesses real estate trends, the Registrant believes that to include this disclosure would tend to give undue attention to favorable or unfavorable sector trends. Because the adviser focuses on assembling a diversified portfolio of high-quality real estate funds, the Registrant believes that recitation of a trend-based investment strategy might tend to convey a degree of speculation that the Registrant does not believe is present in the Fund's investment strategy. The Registrant notes that "Retail Properties" risk is presently disclosed and believes this provides a measured notice to investors of ongoing risks, without giving undue emphasis on a trend that may be only transitory.

Comment 6. Because the fee tables identify "shareholder servicing expenses," please explain their relation to distribution fees as permitted by the Fund's multi-class exemptive order.

Response. The Registrant notes that these fees are in the nature of sub-accounting fees, sub-transfer agent fees and customer contact fees. These are general fees that the Fund may incur as a normal operating expense and not dependent on the permissive grants in the Fund's multi-class exemptive order, although the order does describe "distribution and/or service fees under Rule 12b-1." The Registrant notes that a 12b-1 Plan can include service fees that are distinct from distribution fees. The Registrant has adopted a distinct Shareholder Service Plan that, in relevant part, provides for "…shareholder support services, not primarily intended to result in the sale of shares of the Fund, as set forth therein and as described in the Fund's prospectus or prospectuses … services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (v) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) providing sub-accounting for Fund share transactions at the shareholder level; (viii) forwarding to customers proxy statements and proxies; (ix) determining amounts to be reinvested in the Fund; (x) assisting customers in changing account options, account designations and account addresses, and (xi) providing such other similar services as the Fund may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations…."

Comment 7. Please assure that fee tables are accurate.

Response. The Registrant undertakes to assure accuracy in fee tables and acknowledges that during the EDGAR conversion process one or more fee tables included a stray digit in the expenses column.

Comment 8. Since the Fund's disclosures indicate it may invest in investment companies, such as mutual funds, please confirm that an acquired fund fees and expenses line item is not required in the fee table.

Response. The Registrant confirms that it did not incur acquired fund fees and expenses. The Registrant undertakes to update the fee table if it incurs acquired fund fees and expenses consistent with the requirements of Form N-2.

Comment 9. Please confirm that the Registrant will update references to the most-recent approval or renewal of the investment management agreement by the Board if a more-recent renewal occurs.

Response. The Registrant confirms that there has not been a more-recent approval by the board than the one presently disclosed. The Registrant undertakes to update renewal-related disclosures accordingly.

Comment 10. In the Fund's N-CSRS, reference is made to the Fund's investments as representing an investment in over 1,900 properties representing over $135 billion in real estate. In future filings please provide an explanation of this reference.

Response. The Registrant undertakes to include a clarifying disclosure in future filings.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport